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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

FALCONBRIDGE LIMITED
news release

ONTARIO SECURITIES COMMISSION HEARING TO BE HELD ON
FALCONBRIDGE LIMITED'S SHAREHOLDER RIGHTS PLAN

Toronto, Ontario, June 6, 2006 — Falconbridge Limited (TSX:FAL.LV; NYSE:FAL) today announced that the Ontario Securities Commission will conduct a hearing on June 27, 2006, relating to the application by Xstrata plc to terminate Falconbridge's shareholder rights plan.

"Xstrata is asking securities regulators to permit it to acquire up to an additional 5% of Falconbridge shares in the market in an attempt to obtain a blocking position and end the current competitive bidding process," said Derek Pannell, Chief Executive Officer of Falconbridge. "We expect to demonstrate to the Ontario Securities Commission that this would not be in the best interests of Falconbridge shareholders."

Falconbridge implemented its rights plan on March 21, 2006. The plan is designed to ensure that any acquisition of control of Falconbridge occurs through a transaction whereby all Falconbridge shareholders are able to participate in any premium paid for control. The rights plan does not prevent an offer made to all shareholders for all their shares, and specifically allows a "permitted bid", which is a bid for all shares that contains an unwaivable condition that it will only proceed if a majority of shares not owned by the bidder are tendered to it.

On May 17, 2006, Xstrata announced an offer to acquire the outstanding common shares of Falconbridge. Xstrata chose not to make a permitted bid. Specifically the Xstrata offer includes a provision allowing it to waive the minimum level of acceptance by shareholders, giving Xstrata the option to acquire a small percentage of shares and gain effective control of Falconbridge without acquiring a majority of the shares.

The termination of the rights plan would immediately permit Xstrata to purchase an additional 5% of Falconbridge shares in the market and/or take up a small number of shares that might be tendered to it in its bid. In either case, this may well give Xstrata enough shares, together with their current 20% holding, to block a competing bid including the current offer from Inco.

On June 1, 2006, a senior executive of Xstrata was quoted in the Financial Times of London as saying that Falconbridge's shareholder rights plan "was irrelevant now" and that the "shareholders of Falconbridge will tender their shares to the company that offers them the most value". Mr. Pannell commented: "This is in fact the way we see the process unfolding, but Xstrata's attempt to gain strategic advantage by knocking out our rights plan suggests a different agenda on their part. Their actions are not aligned with their words".

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) Xstrata's offer to acquire all of the common shares of Falconbridge Limited and the effects of such combination (iv) our future financial requirements, including to redeem the junior preference shares, and funding of those requirements, (v) our expectations with respect to our development projects, and (vi) our production forecast for 2006. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the estimated pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Contact:
Falconbridge Limited
Denis Couture
Senior Vice-President, Investor Relations, Communications and Public Affairs
Tel.: (416) 982-7020
Fax.: (416) 982-7242
denis.couture@falconbridge.com
www.falconbridge.com

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ONTARIO SECURITIES COMMISSION HEARING TO BE HELD ON FALCONBRIDGE LIMITED'S SHAREHOLDER RIGHTS PLAN